ADVANCING TO PRODUCTION

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-09

POLYMET DRAFT EIS AVAILABLE THE WEEK OF OCTOBER 19, 2009

Hoyt Lakes, Minnesota, October 5, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) reported the following announcement by the Minnesota Department of Natural Resources:

October 2, 2009 – The Minnesota Department of Natural Resources (DNR) announced today that the state’s public comment period for the draft environmental impact statement (draft EIS) for PolyMet Mining’s proposed NorthMet project will begin on Nov. 2 when the draft EIS is published in the biweekly Environmental Quality Board Monitor.

The draft EIS will be available on the DNR Web site the week of Oct. 19. DNR staff is concluding an internal review process to ensure that the draft EIS reflects comments from government agencies, and performing internal consistency checks on the document.

PolyMet’s proposed nonferrous mining project would be the first copper-nickel mine and processing plant in Minnesota. The project raises potential environmental concerns that are different from those associated with taconite, or ferrous, mining that have added to the complexity of the environmental review process.

The DNR and the U.S. Army Corps of Engineers (USACE) are the lead state and federal agencies charged with drafting the EIS to describe the potential significant environmental impacts of the proposed project.

The DNR will schedule two public information meetings during the public comment period, one in the Hoyt Lakes area and one in the Minneapolis-St. Paul area. Following the public comment period, the draft EIS will be revised as needed, including responses to comments in the final EIS. This can take several months to complete.

The USACE will publish its own draft EIS in the Federal Register on the Friday immediately following publication in the Environmental Quality Board Monitor.

The EIS drafting process began in April 2006 following a public scoping period.

Located near Hoyt Lakes in northeastern Minnesota, the NorthMet mine would have an anticipated operating life of 20 years. It would be subject to several state and federal operating permits requiring monitoring and mitigation during operation and after closure.

For more information on the proposed project, go to:
http://www.dnr.state.mn.us/input/environmentalreview/polymet/index.html

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Joe Scipioni"
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
KCSA Strategic Communications
+1 (212) 896-1273

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.